Corporate Office: 6080 Center Drive, Suite 600, Los Angeles, CA 90045. 310-242-5698. 310-242-6129 (F)

March 27, 2006

Mr. Larry Spirgel
Assistant Director
Security and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	Wave Wireless Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 24, 2005

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
File No. 0-25356

Dear Mr. Spirgel:

I am in receipt of your letter dated March 9, 2007, addressed to Mr. Scott Worthington, Chief Financial Officer of Wave Wireless Corporation (the “Corporation”). As indicated in my letter to the Staff, dated December 22, 2006, please be advised that the Corporation no longer employs Mr. Worthington; however, Mr. Worthington is available to the Corporation in a consulting capacity, and will be assisting in responding to the issues raised in your letter.

We respectfully request until April 2nd to respond to your letter. In support, a reply requires coordination with our auditors, internal accounting staff, as well as terminated employees, and, given the Corporation’s bankruptcy filing, this simply requires additional time to respond.

I appreciate in advance your consideration of our request for additional time to reply. In the meantime, if you have any further comments, questions or concerns, please direct them to my attention.

Sincerely yours,

/s/ Daniel W. Rumsey

Daniel W. Rumsey
Chief Restructuring Officer

cc:    Scott Worthington
         Phil Piser, Aidman Piser & Company